------------------------------
                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                         hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Watts, Jr.                    Gilbert                       H.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
c/o Vinings Investment Properties Trust
3111 Paces Mill Road, Suite A-200
--------------------------------------------------------------------------------
                                    (Street)

Atlanta                                 GA                  30339
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

Vinings Investment Properties Trust   (VIPIS)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

February, 1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

                                                  Trustee

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [X ] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Shares of beneficial interest,
without par value                     2/20/98         S              90,000       D     $4.16     1,118 (1)      D
------------------------------------------------------------------------------------------------------------------------------------
Shares of beneficial interest,
without par value                                                                                 4,131          I          (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

None.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) On February 20, 1998, Watts Agent, LP ("Watts LP"), of which the reporting person is the Managing Partner, sold 90,000 shares of beneficial interest, without par value (the "Shares"), of the Issuer (the "Sale"). As a result of the Sale, Watts LP owns 3,355 Shares. By virtue of the reporting person's position as Managing Partner of Watts LP the reporting person may be deemed to have a pecuniary interest in 1,118 of these Shares. (2) Watts LP directly owns 25% of the common stock of A&P Investors, Inc. ("A&P")(which directly owns 49,570 Shares). Consequently, the reporting person may be deemed to have an indirect pecuniary interest in 4,131 Shares by virtue of his position as Managing Partner of Watts LP (which may be deemed to have an indirect pecuniary interest in 12,393 Shares by virtue of its ownership of 25% of A&P). The reporting person disclaims beneficial ownership of these Shares, and this report shall not be deemed as admission that such person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.


        /s/ Gilbert H. Watts, Jr.                                  3/9/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.